Filed pursuant to Rule 433

Registration No. 333-286752

Issuer Free Writing Prospectus dated May 5, 2026

Relating to Preliminary Prospectus Supplement dated May 5, 2026

€9,000,000,000

Alphabet Inc.

3.200% Notes due 2030

3.450% Notes due 2032

3.625% Notes due 2034

4.100% Notes due 2039

4.500% Notes due 2045

4.800% Notes due 2063

Pricing Term Sheet

Issuer:	Alphabet Inc. (the “Company”)

Title:

3.200% Notes due 2030 (the “2030 Notes”)

3.450% Notes due 2032 (the “2032 Notes”)

3.625% Notes due 2034 (the “2034 Notes”)

4.100% Notes due 2039 (the “2039 Notes”)

4.500% Notes due 2045 (the “2045 Notes”)

4.800% Notes due 2063 (the “2063 Notes”)

Security Type:	SEC Registered

Ranking:	Senior unsecured

Listing:	The Company intends to apply to list each series of the notes on the Nasdaq Bond Exchange (“Nasdaq”). The listing applications will be subject to approval by Nasdaq. The Company currently expects trading in each series of the notes on Nasdaq to begin within 30 days after the original issue date. If such a listing is obtained, the Company has no obligation to maintain such listing and the Company may delist any series of the notes at any time. Currently there is no public market for any series of the notes.

Aggregate Principal Amount:	2030 Notes: €1,500,000,000 2032 Notes: €1,750,000,000 2034 Notes: €1,500,000,000 2039 Notes: €1,750,000,000 2045 Notes: €1,250,000,000 2063 Notes: €1,250,000,000

Maturity Date:	2030 Notes: May 11, 2030 2032 Notes: May 11, 2032 2034 Notes: May 11, 2034 2039 Notes: May 11, 2039 2045 Notes: May 11, 2045 2063 Notes: May 11, 2063

Coupon (Interest Rate):	2030 Notes: 3.200% per annum 2032 Notes: 3.450% per annum 2034 Notes: 3.625% per annum 2039 Notes: 4.100% per annum 2045 Notes: 4.500% per annum 2063 Notes: 4.800% per annum

Public Offering Price:

2030 Notes: 99.900% of principal amount of the 2030 Notes, plus accrued interest, if any, from May 11, 2026

2032 Notes: 99.824% of principal amount of the 2032 Notes, plus accrued interest, if any, from May 11, 2026

2034 Notes: 99.884% of principal amount of the 2034 Notes, plus accrued interest, if any, from May 11, 2026

2039 Notes: 99.812% of principal amount of the 2039 Notes, plus accrued interest, if any, from May 11, 2026

2045 Notes: 99.736% of principal amount of the 2045 Notes, plus accrued interest, if any, from May 11, 2026

2063 Notes: 99.283% of principal amount of the 2063 Notes, plus accrued interest, if any, from May 11, 2026

Underwriting Discounts:

2030 Notes: 0.175% of the principal amount

2032 Notes: 0.200% of the principal amount

2034 Notes: 0.300% of the principal amount

2039 Notes: 0.375% of the principal amount

2045 Notes: 0.500% of the principal amount

2063 Notes: 0.600% of the principal amount

Proceeds Net of Aggregate Underwriting Discount (before expenses):	2030 Notes: €1,495,875,000 2032 Notes: €1,743,420,000 2034 Notes: €1,493,760,000 2039 Notes: €1,740,147,500 2045 Notes: €1,240,450,000 2063 Notes: €1,233,537,500

Yield to Maturity:	2030 Notes: 3.227% 2032 Notes: 3.483% 2034 Notes: 3.642% 2039 Notes: 4.119% 2045 Notes: 4.521% 2063 Notes: 4.842%

Spread to Benchmark Bund:	2030 Notes: +47.8 bps 2032 Notes: +66.6 bps 2034 Notes: +67.6 bps 2039 Notes: +85.2 bps 2045 Notes: +103.4 bps 2063 Notes: +125.7 bps

Benchmark Bund:

2030 Notes: OBL 2.400% due April 18, 2030

2032 Notes: DBR 0.000% due February 15, 2032

2034 Notes: DBR 2.200% due February 15, 2034

2039 Notes: DBR 1.000% due May 15, 2038

2045 Notes: DBR 2.500% due July 4, 2044

2063 Notes: DBR 2.900% due August 15, 2056

Benchmark Bund Price and Yield:	2030 Notes: 98.71% / 2.749% 2032 Notes: 85.17% / 2.817% 2034 Notes: 94.74% / 2.966% 2039 Notes: 77.76% / 3.267% 2045 Notes: 86.88% / 3.487% 2063 Notes: 87.45% / 3.585%

Mid-Swap Yield:	2030 Notes: 2.877% 2032 Notes: 2.933% 2034 Notes: 3.012% 2039 Notes: 3.189% 2045 Notes: 3.271% 2063 Notes: 3.092%

Spread to Mid-Swap Yield:	2030 Notes: +35 bps 2032 Notes: +55 bps 2034 Notes: +63 bps 2039 Notes: +93 bps 2045 Notes: +125 bps 2063 Notes: +175 bps

Interest Payment Dates:	May 11 of each year, beginning on May 11, 2027

Interest Payment Record Dates:	The close of business on the date that is the Clearing System Business Day immediately preceding each Interest Payment Date. A Clearing System Business Day is every Monday to Friday inclusive, except December 25th and January 1st, subject to certain exceptions.

Sinking Fund Provisions:	None

Redemption Provision:

At the Company’s option, at any time prior to the applicable Par Call Date (as set forth below), in whole or in part at any time or from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)), at the applicable Comparable Government Bond Rate (as defined in the preliminary prospectus supplement relating to the offering) plus 10 basis points with respect to the 2030 Notes, plus 10 basis points with respect to the 2032 Notes, plus 15 basis points with respect to the 2034 Notes, plus 15 basis points with respect to the 2039 Notes, plus 20 basis points with respect to the 2045 Notes and plus 20 basis points with respect to the 2063 Notes, plus, in either case, accrued and unpaid interest, if any, to, but not including, the redemption date.

On or after the applicable Par Call Date, the Company may redeem notes of the applicable series, in whole or in part at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Par Call Date:

2030 Notes: April 11, 2030 (the date that is one month prior to the maturity date of the 2030 Notes)

2032 Notes: March 11, 2032 (the date that is two months prior to the maturity date of the 2032 Notes)

2034 Notes: February 11, 2034 (the date that is three months prior to the maturity date of the 2034 Notes)

2039 Notes: February 11, 2039 (the date that is three months prior to the maturity date of the 2039 Notes)

2045 Notes: November 11, 2044 (the date that is six months prior to the maturity date of the 2045 Notes)

2063 Notes: November 11, 2062 (the date that is six months prior to the maturity date of the 2063 Notes)

Redemption for Tax Reasons:	The Company may redeem any series of the notes, in whole, but not in part, in the event of certain changes in the tax laws of the United States that would require the Company to pay additional amounts with respect to the notes of any series. The redemption price would be equal to 100% of the principal amount of the notes of such series to be redeemed, plus accrued and unpaid interest, if any, on the notes of such series to be redeemed to, but not including, the date of redemption.

Trade Date:	May 5, 2026

Settlement Date (T+4)**:	May 11, 2026

Settlement and Trading:	Through the facilities of Clearstream Banking, S.A. or Euroclear Bank SA/NV

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and multiples of €1,000 in excess thereof

Concurrent Notes Offering:	Subject to market conditions and other factors, the Company may raise additional amounts for general corporate purposes, which may include the repayment of outstanding debt, in a near-term Canadian Dollar-denominated offering (any such offering, the “Concurrent Notes Offering”), which may be substantially concurrent with this offering. Settlement of this offering is not conditioned upon the settlement of any Concurrent Notes Offering, and the completion of any Concurrent Notes Offering is not conditioned upon the completion of this offering or any other offering made by the Company.

CUSIP / Common Code / ISIN:

2030 Notes: 02079K BW6 / 336338646 / XS3363386460

2032 Notes: 02079K CB1 / 337284574 / XS3372845746

2034 Notes: 02079K BX4 / 336338654 / XS3363386544

2039 Notes: 02079K BY2 / 336338743 / XS3363387435

2045 Notes: 02079K BZ9 / 336338760 / XS3363387609

2063 Notes: 02079K CA3 / 336338808 / XS3363388086

MiFID II Product Governance:	Professional investors and ECPs only target market

UK MiFIR Product Governance:	Professional investors and ECPs only target market

PRIIPs:	No EU PRIIPs key information document (KID) or UK DISC disclosure document has been prepared as not available to retail in the EEA or in the UK

Ratings*:	Moody’s: Aa2 (Stable); S&P: AA+ (Stable)

Stabilization:	Relevant stabilization regulations apply (including FCA/ICMA)

Joint Book-Running Managers:

Barclays Bank PLC

BNP PARIBAS

Deutsche Bank AG, London Branch

HSBC Bank plc

Citigroup Global Markets Limited

Crédit Agricole Corporate and Investment Bank

Goldman Sachs & Co. LLC

J.P. Morgan Securities plc

Merrill Lynch International

Mizuho International plc

Morgan Stanley & Co. International plc

RBC Europe Limited

Société Générale

TD Global Finance unlimited company

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Banco Santander, S.A.

Commerzbank Aktiengesellschaft

ING bank NV, Belgian Branch

MUFG Securities EMEA plc

NatWest Markets Plc

Scotiabank (Ireland) Designated Activity Company

Standard Chartered Bank***

Blaylock Van, LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

AmeriVet Securities, Inc.

Mischler Financial Group, Inc.

Stern Brothers & Co.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the business date before delivery will be required, by virtue of the fact that the notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

***	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO PRIIPs KID OR DISC DISCLOSURE DOCUMENT / EXEMPTION UNDER THE POATRs — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) has been prepared as the notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

In the EEA, the notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no KID required by the PRIIPs Regulation for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the UK, the notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is neither (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”) nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”). Consequently, no disclosure document required by DISC for offering, selling or distributing the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

This document is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this document relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement, the accompanying prospectus and, when available, the final prospectus supplement if you request it by contacting: Barclays Bank PLC toll-free at 1-888-603-5847; BNP PARIBAS at +1-800-854-5674; Deutsche Bank AG, London Branch at +1-800-503-4611; or HSBC Bank plc at +44 (0) 20-7991-1422.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.